UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                 Information to be Included in Statements Filed
             Pursuant to Rules 13d-1(b), (c) and (d) and Amendments
                     Thereto Filed Pursuant to Rule 13d-2(b)


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                                   Alloy, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    019855105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]        Rule 13d-1(b)

   [ ]        Rule 13d-1(c)

   [X]        Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

===============================================================================
CUSIP NO.   019855105                     13G

===============================================================================

================================================================================
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              James K. Johnson, Jr.

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]

                                                                  (b) [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY



--------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              USA

================================================================================
================================================================================
                                      5       SOLE VOTING POWER
NUMBER OF SHARES                              1,163,600 Shares of Common Stock
                                              ----------------------------------
BENEFICIALLY                          6       SHARED VOTING POWER
                                              Not Applicable
OWNED BY
                                              ----------------------------------
EACH                                  7       SOLE DISPOSITIVE POWER
                                              1,163,600 Shares of Common Stock
REPORTING
                                              ----------------------------------
PERSON WITH                           8       SHARED DISPOSITIVE POWER
                                              Not Applicable

================================================================================
================================================================================
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,163,600 Shares of Common Stock

--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [  ]

--------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             2.83%

--------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*

             IN

================================================================================



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



Item 1(a).        Name of Issuer:
                  --------------
Alloy, Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------
151 West 26th Street
11th Floor
New York, NY  10001


Item 2(a).        Name of Person Filing:
                  ---------------------
James K. Johnson, Jr.


Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  ------------------------------------------------------------

151 West 26th Street
11th Floor
New York, NY  10001

Item 2(c).    Citizenship:
              -----------
USA

Item 2(d).    Title of Class of Securities:
              ----------------------------
Common

Item 2(e).    CUSIP Number:
              ------------
019855105

Item 3.       If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
              -----------------------------------------------------------------
              or (c), Check Whether the Person Filing is a:
              ---------------------------------------------


         (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

         (b)               [ ] Bank as defined in Section 3(a)(6) of the
                           Exchange Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

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

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

         (e)               [ ] An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)               [ ] Group, in accordance with Rule
                           13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box.  [  ]


Item 4.  Ownership
         ---------
         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:1,163,600 Shares of Common Stock

         (b) Percent of class: 2.83%

         (c) Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:

                       1,163,600 Shares of Common Stock

                 (ii)  shared power to vote or to direct the vote:

                       Not Applicable

                 (iii) sole power to dispose or to direct the disposition of:

                       1,163,600 Shares of Common Stock

                 (iv)  shared power to dispose or to direct the disposition of:

                       Not Applicable

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Item 5. Ownership of Five Percent or Less of a Class
        --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person
        ---------------------------------------------------------------


Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
        Security Being Reported on by the Parent Holding Company
        --------------------------------------------------------



Not Applicable

Item 8. Identification and Classification of Members of the Group
        ---------------------------------------------------------


Not Applicable

Item 9. Notice of Dissolution of Group
        -----------------------------

Not Applicable

Item 10. Certification
         -------------

Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               JAMES K. JOHNSON, JR.


Date: February 13, 2003        By:  /s/  James K. Johnson, Jr.
                                  ----------------------------
                                   James K. Johnson, Jr.
                                   Chief Operating Officer and President



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